This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer: Pengrowth Energy Trust
Issuer: Pengrowth Energy Trust
Subject: Esprit Energy Trust
Commission File Number: 1-31253

Pengrowth Energy Trust, Second Quarter 2006	August 3, 2006
Reservation # 21198530
CORPORATE PARTICIPANTS
James S. Kinnear
Chairman, President and Chief Executive Officer
Christopher Webster
Chief Financial Officer
Charles Selby
Vice President and Corporate Secretary
Doug C. Bowles
Vice President and Controller
James Causgrove
Vice President, Production and Operations
Bill Christensen
Vice President, Strategic Planning and Reservoir Exploitation
Dean Morrison
Manager of Investor Relations
CONFERENCE CALL PARTICIPANTS
Christina Lopez
Tristrone Capital
John Fleming
Sprott Securities
PRESENTATION
Operator
Good morning ladies and gentlemen, and thank you for standing by. Welcome to the Pengrowth Energy Trust 2006 Second Quarter Conference Call. At this time all participants are in listen-only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press *0 for operator assistance at any time. I would like to remind everyone; this conference call is being recorded on August 3rd, 2006. I will now turn the conference over to Mr. Chris – Mr. James Kinnear, Chairman, President and CEO of Pengrowth Energy Trust. Please go ahead Mr. Kinnear.

Pengrowth Energy Trust, Second Quarter 2006	August 3, 2006
Reservation # 21198530
James Kinnear – Chairman, President and Chief Executive Officer
Thank you, and good morning ladies and gentlemen. Welcome to Pengrowth Energy Trust Second Quarter 2006, Conference Call. As indicated in our press release of today – of yesterday, the replay of today’s call can be accessed either by telephone or by webcast from our website, which is www.pengrowth.com. I am Jim Kinnear, Chairman, President and CEO of Pengrowth Energy Trust, and joining me on the phone today is Chris Webster, our Chief Financial Officer; Charles Selby, our Vice President and Corporate Secretary; Doug Bowles, who is our Vice President and Controller, Jim Causgrove, our Vice President, Production and Operations, and Bill Christensen is our Vice President, Strategic Planning and Reservoir Exploitation. And also with us today is Dean Morrison, who is Pengrowth’s Manager of Investor Relations.
The purpose of today’s call is to provide a brief overview of Pengrowth’s second quarter financial and operating results which released yesterday, and to provide our outlook for the remainder of the year, and then provide an overview of recent material events for Pengrowth which have occurred since the close of the second quarter; first is the Pengrowth Class A and B units consolidation into a single Pengrowth unit, which is completed effective July the 27th, second being recently announced strategic combination of Pengrowth Energy Trust and Esprit Energy Trust. We will then respond to any questions that our listeners might have. Before we begin, I would like to remind our listeners that all amounts given are in Canadian dollars unless otherwise noted, and that Pengrowth uses the conversion of 6:1 when converting natural gas into barrels of oil equivalent. Listeners are also cautioned that comments made may contain forward-looking information, and this forward-looking information is based on a number of important factors and assumptions. As a result actual results could differ materially. Additional information concerning the underlying factors and assumptions are available in yesterday’s press release under the heading “Advisory regarding forward-looking statements,” also on our Annual Information Form under the heading “Risk factors” is available on SEDAR at www.sedar.com.
A review of yesterday’s second quarter financial and operation results reveals the continuing success of Pengrowth’s focused capital and operational activities. Oil and gas still remains strong at $284 million, an increase of 12% as compared to the same quarter of 2005. The combined average realized commodity price after hedging also increased by 15% to $54.91 a barrel of oil equivalent in the second quarter of ‘06 from $47.79 in the comparable period of 2005. And distributable cash for the second quarter of 2006 totalled $149 million or $0.93 per trust unit.
And distributive cash for the second quarter of 2006 totalled a $149 million or $0.93 per trust unit. While distributions paid in the quarter totalled $121 million or $0.75 per trust unit. This compares with second quarter distributable cash in 2005 of $134 million or $0.86 cents per trust unit and distributions were 110 million or $0.69 per trust unit. Now assuming that the continuity of market continues and subject to Board approval Pengrowth expects current monthly distributions during the third quarter will be remain same at $0.25 Canadian per trust unit.
During the first six months of this year, Pengrowth spend a $122 million on development of optimization activities. In the first six months, we saw most development capital being spent on increasing production, improving reserve recovery through infill drilling. Pengrowth currently anticipates the capital expenditures for all of the year 2006, will total approximately $261 million and now that’s up from our previous guidance of $236 million.

Pengrowth Energy Trust, Second Quarter 2006	August 3, 2006
Reservation # 21198530
Based on the strength of Pengrowth’s ongoing operations and capital activities year-to-date, Pengrowth is increasing the lower-end of its forecast range for August 2006 production to 56000 from our previous level of 55500 boe’s today. That will result in a full year production guidance of 56000 to 57500 barrels of oil equivalent per day. Now this forecasting corporates expected production additions from plant 2006 development activities offset by anticipated production declines and previously announced divested shares of approximately 1300 barrels oil equivalent per day. The forecast excludes the impact of future acquisitions and dispositions and the recently announced combination will Esprit Energy Trust.
Operational downtime and production containments required for the installation compression facilities receivable at an unfavorable impact on second quarter production volumes. By maintenance activities, wet weather and natural production declines also contributed to the approximate 4% decline in second quarter production for 56325 barrels of oil equivalent per day as compared with 58845 boe per day and that was in the first quarter of this year.
Operating costs for the second quarter increased slightly from those of the first quarter, $3 million increase was a result of higher maintenance activities at Sable, Judy Creek and Hanlan as well as higher utility costs overall. Pengrowth currently anticipates holding full year operating costs relatively flat on a year-over-year basis at approximately $220 million Canadian, now withstanding the continued upper pressure on the cost of goods and services and also increasing competition for labour across the sector. So natural gas price remain at today’s levels, is expected at full year operating expenses could be slightly below our original forecast figure.
Pengrowth operating netback for the second quarter after hedging increased 8% to $33.94 per boe as compared to $31.44 per boe from the previous quarter and 16% increase versus the second quarter of 2005. For the remainder of the year, Pengrowth has approximately 4000 boe today; about 15% of our oil has been priced for $64.8 Canadian per barrel of oil equivalent. And we’ve also have gas hedges in place covering average volumes of 8635 two days per day at an average price of approximately $9.37 Canadian per gj. For additional information regarding Pengrowth’s hedging positions, please refer to Note 10 in the financial statements contained in yesterday’s press release.
At the close of second quarter, Pengrowth’s overall financial position remained strong. Long-term debt of $488 million compares with $368 million at the yearend 2005. The increase in long-term debt from December 31st, 2005 is a result of capital expenditures, acquisitions and the purchase of portfolio investments which exceeded cash withholdings and also proceeds from the moderate transaction.
As of June 30th, Pengrowth maintained a $500 million term credit facility and a $35 million demand operating line of credit. These facilities were reduced by drawings of $162 million and also by $17 million in letters of credit outstanding at the end of the period. So at June 30th, 2006 Pengrowth had $357 million net available to draw from its credit facilities.
In summer, we believed the business remains properly balanced and capable of generating sufficient cash flow to a till our Pengrowth adequate financial flexibility to fund ongoing operations and also future potential acquisition opportunities.
I now like to take a moment to review some of the recent events. On May 16th, Pengrowth’s Board of Directors announced, its unanimous recommendation to remove Pengrowth’s dual class structure having

Pengrowth Energy Trust, Second Quarter 2006	August 3, 2006
Reservation # 21198530
determined that the dual class structure was a significant impediment, the execution of Pengrowth’s business plan. Pengrowth’s Board of Directors elected to bring the consolidation proposal forward to unit holders four of those and make its determination, Pengrowth’s Board of Directors considered the advice of its financial advisors including BMO Capital Markets, Merrill Lynch and RBC Capital Markets. Their finance concluded that the dual class structure resulted an inability to effectively raise capital at the lowest possible cost.
A Significant impediment to completing mergers or acquisitions using trust units as consideration. Significant and reduced liquidity of trading of Pengrowth’s trust units and above that we competed effectively and efficiently with respect to equity financings and the diversion.
On June 23rd of 2006, Pengrowth unit holders voted an excess of 98% in favour of consolidating the Class A and Class B trust units into a single class of units at the special and annual meetings. The trust units were consolidated through a two-phase process with the final consolidation becoming effective following the closer markets on July 27th of this year. And on July 28th Pengrowth trust units began trading as a consolidated trust unit on the Toronto Stock Exchange under the symbol PGF.UN and also on the New York Stock Exchange under the symbol PGH.
And other recent event, Pengrowth and Esprit Energy Trust announced on July 24th that they have entered terms of agreement providing for the combination of Pengrowth and Esprit. Under the terms of the agreement, each Esprit unit will be exchanged for 0.53 of a Pengrowth unit and a 1 ton special distribution of $0.30 per Esprit share payable to closing the combination. Including the special distribution of $0.30, the aggregate consideration to be received by Esprit unit holders represent the market premium of approximately 26% based on the closing prices on July 21st, 2006 for each of the Esprit units and these Pengrowth units. The combination is expected to be accretive to Pengrowth unit holders across all relevant financial and operational metrics including reserves, production and distributable cash flow per unit.
Upon completion of the combination, existing Pengrowth and Esprit unit holders will own approximately 82% and 18% respectively of the combined trust. Transaction is subject to regulatory and Esprit unit holder approval as anticipated to close in the third quarter. The combination will provide Pengrowth with approximately 18,350 barrels of oil equivalent per day, 72 million barrels of oil equivalent of proved plus probable oil and gas – natural gas reserves and 250,000 net acres of undeveloped land also include shallow gas and coal-bed methane potential. The proposed combination reflects an excellent opportunity for Pengrowth to acquire natural gas weighted reserves through corporate acquisition with a cost of approximately $72,450 per boe per day and approximately $18.50 per barrel of oil equivalent of reserves proved plus probable basis. These are favorable metrics in today’s competitive acquisition environment. Following completion of the combination, the combined trust has a total production of approximately 75,000 barrels of equivalent per day with 52% of natural gas, 48% of oil and liquids and proved plus probable reserves of approximately 291 million barrels of oil equivalent and a reserve life index on a proved plus probable basis of 10.6 years.
This acquisition 22:20 Pengrowth’s long term strategy of acquiring long life assets. 22:25 a strategic fit in terms of assets, people, ongoing business philosophies, and Pengrowth expects that all unit holders will benefit. The coming months promised to be both exciting and challenging need to capitalize on the opportunities ahead, look forward to welcoming the new employees and team members from Esprit to the Pengrowth team. We believe we’re well positioned operationally and financially for continued success this year. We have the plan; we have the people and place to achieve our objectives. The combination with Esprit is the evidence that despite challenges of today’s acquisition market well though generate fewer quality assets

Pengrowth Energy Trust, Second Quarter 2006	August 3, 2006
Reservation # 21198530
available, superior acquisition opportunities remain available, and we will continue to analyze domestic and international markets on an ongoing basis for further potential acquisition opportunities. Thank you, that completes my formal remarks, and I’ll now open the phone lines for any questions from the listening audience.
James Kinnear – Chairman, President and Chief Executive Officer
Yes Christina. Thank you. Bill Christensen has done several works in this area. Bill, could you elaborate on the $25 million increase in our capital bucks this year please?
Operator
Operator: Thank you ladies and gentlemen. We will now conduct the question and answer session. If you have a question, please press the * followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Please ensure you lift the handset if you’re using a speakerphone before pressing any key. There is a question from Christina Lopez from Tristone Capital.
QUESTION AND ANSWER
Christina Lopez – Tristone Capital — Analyst
Hi gentlemen, just a quick question on the increase of the CapEx program, it’s all being related to shallow gas, it looks like, at a time when most people are differing their shallow gas programs. Could you give us some more color on that?
Bill Christensen – Pengrowth Energy Trust — Vice President, Strategic Planning and Reservoir Exploitation
Sure. Christina, it’s not all related to that monogram additional drilling; that address, kind of, in two parts, the first part being that when we do our internal economics, we’ve been looking at that at a low price tag we’ve been running our economics at about a $7 flat real price. So making sure that our programs do go forward or

Pengrowth Energy Trust, Second Quarter 2006	August 3, 2006
Reservation # 21198530
economic at that price tag, and that second part is the increase in capital isn’t – totally isn’t wholly related to the additional gas drilling, there’s some other drilling that’s going on in the Northeast BC and _*25:04*___gas field as well? As well as addition drilling in the Swan Hills areas and additional drilling at Weyburn?
Operator:
Excellent. Thank you.
Pengrowth Energy Trust
Well, it’s hard to say that in the current price environment that our – well our sells operator and non operators properties are finding opportunities.
Operator:
Next question comes from John Fleming from Sprott Securities. Please go ahead.
John Fleming - Sprott Securities – Analyst
Hi guys. My question is also around drilling wells. I would like to have some more color on the efficiency of drilling coal bed methane wells. You guys have had a first kick at the cat and I wonder what you think it cost to drill complete ___*25:53*___CBM well right now and sort of where you see that going, you know once you’ve really established the manufacturing process going forward where do you expect to see the cost per well go?
Pengrowth Energy Trust
Thanks, well Christen do you want to tackle on all these?
William Christensen –Pengrowth Energy Trust - Vice president, strategic planning and reservoir exploration
Well as picking maybe Jim? Jim cause for better answers that.
James Kinnear – Pengrowth Energy Trust – President CEO and Director

Pengrowth Energy Trust, Second Quarter 2006	August 3, 2006
Reservation # 21198530
Sure I will be happy to answer that. Yeah, actually in our first eleven well program we actually obviously had a lot of learnings from the wells that we drilled and found the route wells maybe about, I’d say about 10% to15% higher than some of the companies that have been doing it for a couple of years like MGV. We’ve actually geared up for a 50 well program as you know that’s the next plan and we are looking to actually the economy of scale of drilling 50 wells with it, it moves in the kind of time the leg moves it’s proximity of the wells will help us get in the economy of scale plus some of the learning we got from the first eleven wells. So we see the cost of the wells dropping by about 10% from the initial program and I think they will pretty well be compatible with MGV.
Operator
Ladies and gentlemen if there are any additional questions at this time please press the* followed by the 1. As a reminder, if you are using a speakerphone, please let the handset before pressing the keys. Gentlemen, there are no further questions, please go ahead.
Pengrowth Energy Trust
Ladies and Gentlemen, thank you very much for coming today in the second quarter 2006 Report and we very much appreciate your interest in Pengrowth. Further information is available on our website which is www.pengrowth.com and thank you very much for your interest in Pengrowth, it’s much appreciated.
Operator
Ladies and Gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transaction, Pengrowth intends to file relevant materials with the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form F-10 (the “Registration Statement”) to register the Pengrowth Units (the “Units”) to be issued in connection with the proposed transaction. Investors and unit holders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Pengrowth and Esprit, the transaction and related matters. Investors and unit holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Pengrowth through the web site maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Pengrowth by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com or by telephone at 403-233-0224 or toll free at 1-888-744-1111.